MetAlert, Inc.

117 W. 9th Street

Suite 1214

Los Angeles, California 90015

August 11, 2023

VIA EDGAR

Jenny O’Shanick

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MetAlert, Inc.
Offering Statement on Form 1-A
Commission File No. 024-12310

Dear Ms. O’Shanick:

On behalf of the Company, I respectfully request that the qualification date of the Offering Statement on Form 1-A be accelerated and declared qualified Monday, August 14, 2023, at 3:00 p.m. EDT, or as soon thereafter as is reasonably practicable.

In making this request, the Company represents that the Offering Statement on Form 1-A will be approved in the State of Colorado, upon qualification by the Securities and Exchange Commission (the “Commission”), and acknowledges the following:

-	should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

-	the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

-	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Patrick Bertagna
Patrick Bertagna
Chief Executive Officer
MetAlert, Inc.